Exhibit 99.9

CONSENT OF BERNARD-OLIVIER MARTEL

March 31, 2025

VIA EDGAR

United States Securities and Exchange Commission

Re:	Nouveau Monde Graphite Inc. (the “Company”)

Annual Report on Form 40-F of the Company for the year ended December 31, 2024 (the “Form 40-F)

I, Bernard-Olivier Martel, hereby consent to the use of my name in connection with reference to my involvement in the preparation of the following technical report (the “Technical Report”):

●	Technical Report titled “NI 43-101 Updated Technical Feasibility Study Report for the Matawinie Mine and the Bécancour Battery Material Plant Integrated Graphite Projects” dated March 25, 2025, and issued to the public as of March 31, 2025 and to references to the Technical Report, or portions thereof, in the Form 40-F and the exhibits filed with the Form 40-F, which is being filed pursuant to the Securities Exchange Act of 1934, as amended, and to the inclusion or incorporation by reference of the information derived from the Technical Report related to me in the Form 40-F. This consent extends to any amendments to the Form 40-F.

/s/ Bernard-Olivier Martel
Bernard-Olivier Martel